UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 28, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GCI, Inc.

File No. 000-05890 - CF#30372
_____

GCI, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2013, as amended on March 7, 2014.

Based on representations by GCI, Inc., Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.201	through March 31, 2016
Exhibit 10.202	through March 31, 2016
Exhibit 10.203	through November 7, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary